Exhibit 5.3

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT, dated as of April 11th 2014 (the "Agreement"), is made by and among Wellness Center USA Inc. (the "Company" or “WCUI”), and Scot Johnson (the “Shareholder”), and collectively the “Parties”.

(1)

Lock-Up Period:  the Shareholder agrees that, for the period (the “Lock-Up Period”), the Shareholder will observe the restriction and certain holding, volume and other trading limitations under federal and applicable state securities laws and regulations, and shall observe the restriction and limitations under this Agreement.  The Lock-Up Period shall begin on the 91st day following the date here and continue through April 1st 2015, or on the date upon which the Company becomes dissolved, bankrupt, ceases doing business, is acquired / merged, whichever occurs first.  Shareholder agrees not to trade any Shares (as hereinafter defined) during the ninety (90) day period beginning with April 11th 2014.

(2)

Shares:  the Company acknowledges the Shareholder holds 2,253,750 shares of $0.001 par value common stock in the Company (the “Shares”), following the execution of the Separation Agreement dated April 9th 2014 (the “Separation Agreement”).  The Shareholder acknowledges the Agreement describes the entire amount of Shares held by the Shareholder.

(3)

Shareholder Open-Market Trading Rights:  During the Lock-Up Period, and in conjunction with any restriction and certain holding, volume and other trading limitations under federal and applicable state securities laws and regulations, the Shareholder shall have the right to exercise a portion of the Shares for open-market trading.  The “Exercise Limit” per fiscal quarter shall be defined as a maximum of 120,000 of the Shareholder’s Shares during the Lock-Up Period.

(4)

Company Legend Obligations:  The Company shall promptly remove the restrictive “Legend”, upon receipt of appropriate documentation for such Legend removal from the Shareholder, for up to the Exercise Limit of Shareholder’s Shares, during the Lock-Up period and in observance of restriction and certain holding, volume and other trading limitations under federal and applicable state securities laws and regulations.  The Company shall promptly deliver to the Shareholder substitute Share certificates without such Legend, up to the Exercise Limit for that period, and substitute certificate(s) for the balance of Shares with the restrictive legend.

(5)

Voting Rights:  The Shareholder shall have all voting rights accorded by his Shares.

(6)

Transfers and Private Sale:  The Shareholder shall have all rights to Transfers or private sale of Shares in accordance with restriction and certain holding, volume and other trading limitations under federal and applicable state securities laws and regulations, provided that such Transfers, provided that the Company has first right of refusal as defined in Section 11 of the Separation Agreement between Shareholder and Company.

(7)

Termination:  This Agreement shall be terminated prior to expiration of the Lock-Up Period as defined in Section 11 of the Separation Agreement upon a breach by the Company of the Separation Agreement, or by breach of the Company of this Agreement.

By signing this agreement, the Parties agree to be legally bound by this Agreement:

/s/ Scot Johnson	4/11/2014	/s/ Andrew Kandalepas	4/11/2014
Scot Johnson	Dated	Andrew Kandalepas, CEO, WCUI	Dated